UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)

                                WORLDSPACE, INC.
                                (Name of Issuer)

                      Class A Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    981579105
                                 (CUSIP Number)

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               Mr. Roger B. Peikin
                      Aletheia Research & Management, Inc.
                       100 Wilshire Boulevard, Suite 1960
                             Santa Monica, CA 90401
                                 (310)-899-0800

                                  May 14, 2008
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D
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CUSIP No. 981579105                                          Page 2  of  6 Pages
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Aletheia Research & Management, Inc., IRS No.- 95-4647814
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     WC, OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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               7    SOLE VOTING POWER

                    16,168,494 shares of Class A Common Stock.
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           16,168,494 shares of Class A Common Stock.
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     16,168,494 shares of Class A Common Stock.
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     38.15%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

     This statement relates to the Class A Common Stock, $.01 par value per share (the "Class A Common Stock"), of Worldspace, Inc., a Delaware corporation (the "Issuer"). The Issuer maintains its principal executive office at 8515 Georgia Avenue, Silver Spring, MD 20910.

Item 2. Identity and Background.

     (a) This statement is filed by Aletheia Research & Management, Inc., a California corporation, ("Aletheia"), with respect to shares of the Issuer's Common Stock held by managed accounts over which Aletheia has discretionary authority and through partnerships with respect to which Aletheia serves as general partner.

     (b) Aletheia filed an initial Schedule 13D for an event of February 27, 2007 (the "Initial Schedule"), an Amendment No. 1 for an event of June 13, 2007, an Amendment No. 2 for an event of July 27, 2007, an Amendment No. 3 for an event of October 4, 2007, an Amendment No. 4 for an event of December 7, 2007 and an Amendment No. 5 for an event of February 5, 2008 (the "Previous Amendments"). Except to the extent set forth in this Amendment, the information in the Initial Schedule and the Previous Amendments remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

     Aletheia owns 16,168,494 shares of the Issuer's Common Stock on behalf of managed accounts and partnerships with respect to which Aletheia serves as general partner. Such managed accounts and partnerships have collectively paid $60,781,101 from their personal funds or working capital for such shares.

Item 5. Interest in Securities of the Issuer.

     (a) The number of shares of the Issuer's Common Stock and the percentage of the outstanding shares (based upon 42,473,129 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2007) directly or indirectly beneficially owned by the Reporting Person is as follows:

                                                              Percentage of
Name                     Number of Shares                  Outstanding Shares
----                     ----------------                  ------------------

Aletheia                      16,168,494                         38.15%

     (b) Aletheia has sole power to vote and sole power to dispose or to direct the disposition of 16,168,494 shares of the Issuer's Common Stock.

     (c) See Appendix 1 annexed hereto.

                                   Signatures

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 14, 2008

                                 ALETHEIA RESEARCH & MANAGEMENT, INC.


                                          By: /s/ Roger B. Peikin
                                             -----------------------------------
                                                  Roger B. Peikin,
                                              Executive Vice President

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                                   APPENDIX I
                        TRANSACTIONS IN WORLDSPACE, INC.
                          COMMON STOCK IN PAST 60 DAYS

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1. Aletheia Insider Index, L.P. and Aletheia Insider Index II, L.P.
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                 PURCHASES                          SALES
--------------------------------------------------------------------------------
                              Average      Total              Average    Total
 Transaction   Total No. of  Purchase   Purchase   Total No.   Sales     Sales
    Date           Shares     Price       Price    of Shares   Price     Price
--------------------------------------------------------------------------------
   3/31/08         17,223     $1.33      $26,002
--------------------------------------------------------------------------------
   4/30/08                                           (7,055)   $1.46   $(10,318)
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  Grand Total                            $26,002                       $(10,318)
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2. Managed Accounts
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                 PURCHASES                          SALES
--------------------------------------------------------------------------------
                             Average      Total               Average     Total
 Transaction   Total No. of  Purchase   Purchase   Total No.   Sales      Sales
    Date           Shares     Price       Price    of Shares   Price      Price
--------------------------------------------------------------------------------
   3/10/08          9,341     $1.05       $9,808     (2,865)   $0.99    $(2,841)
   3/11/08         12,663      1.06       13,423    (53,400)    1.02    (54,393)
   3/12/08         14,447      1.00       14,447    (16,270)    0.97    (15,729)
   3/13/08          4,810      1.02        4,906     (2,205)    1.00     (2,196)
   3/14/08         19,816      1.11       21,996       (600)    1.11       (667)
   3/17/08         11,654      1.16       13,519     (7,510)    1.13     (8,494)
   3/18/08         59,974      1.20       71,969     (3,042)    1.16     (3,538)
   3/19/08         23,290      1.27       29,578     (6,741)    1.24     (8,374)
   3/20/08         24,692      1.35       33,334       (130)    1.31       (170)
   3/24/08         29,738      1.36       40,444     (1,735)    1.34     (2,322)
   3/25/08         32,145      1.40       45,003     (3,980)    1.39     (5,541)
   3/26/08          7,628      1.40       10,679    (24,740)    1.31    (32,427)
   3/27/08         10,176      1.21       12,313    (22,000)    1.14    (24,972)
   3/28/08         20,850      1.44       30,024       (845)    1.35     (1,139)
   3/31/08         28,733      1.33       38,215     (3,970)    1.39     (5,504)
    4/1/08          1,487      1.65        2,454    (34,076)    1.53    (52,074)
    4/2/08          7,048      1.63       11,488     (3,650)    1.54     (5,614)
    4/3/08         49,569      1.67       82,780     (3,321)    1.51     (5,013)
    4/4/08         12,061      1.63       19,659     (4,830)    1.55     (7,471)
    4/7/08         12,628      1.59       20,079       (517)    1.53       (792)
    4/8/08         40,337      1.58       63,732     (2,395)    1.54     (3,696)
    4/9/08         25,656      1.61       41,306       (665)    1.57     (1,041)
   4/10/08         20,639      1.77       36,531     (1,465)    1.70     (2,495)
   4/11/08          7,247      1.65       11,958    (12,810)    1.62    (20,787)
   4/14/08         97,994      1.52      148,951    (91,206)    1.49   (136,090)
   4/15/08          9,067      1.48       13,419       (115)    1.46       (168)
   4/16/08          5,163      1.38        7,125       (440)    1.34       (588)
   4/17/08          5,196      1.45        7,534       (329)    1.43       (470)
   4/18/08            984      1.58        1,555     (1,955)    1.56     (3,057)
   4/21/08         10,090      1.53       15,438     (1,311)    1.48     (1,936)
   4/22/08         24,532      1.46       35,817     (1,835)    1.45     (2,669)

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   4/23/08         14,512      1.48       21,478        (70)    1.40        (98)
   4/24/08         11,973      1.49       17,840     (2,352)    1.43     (3,364)
   4/25/08          9,035      1.49       13,462     (1,530)    1.41     (2,154)
   4/28/08         25,336      1.58       40,031        (48)    1.60        (77)
   4/29/08          6,899      1.46       10,073     (1,358)    1.61     (2,183)
   4/30/08          5,312      1.59        8,446    (17,566)    1.56    (27,403)
    5/1/08         38,935      1.58       61,517    (27,025)    1.48    (39,923)
    5/2/08         36,739      1.51       55,476     (7,010)    1.49    (10,445)
    5/5/08         10,540      1.54       16,232       (564)    1.47       (829)
    5/6/08         12,609      1.61       20,300     (4,440)    1.59     (7,040)
    5/7/08         25,315      1.62       41,010       (211)    1.59       (336)
    5/8/08         14,268      1.92       27,395     (1,649)    1.52     (2,503)
    5/9/08          5,571      1.58        8,802        (61)    1.55        (95)
   5/12/08          8,327      1.63       13,573     (1,522)    1.61     (2,446)
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Grand Total                           $1,265,118                      $(511,165)
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